UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO
REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended December 31, 2019

Quadrant Biosciences Inc.

(Exact name of issuer as specified in its charter)

Delaware	47-3417864
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

505 Irving Avenue, Suite 3100AB Syracuse, New York	13210
(Address of principal executive offices)	(Zip code)

(315) 614-2325

(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Quadrant Biosciences, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Quadrant Biosciences, Inc. and Subsidiaries (“the Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as Quadrant Biosciences, Inc.'s auditor since 2019.

Syracuse, New York

April 10, 2020

2

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended

December 31, 2019 and 2018

3

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31,

ASSETS

		2018
	2019	As adjusted
Current Assets:
Cash and cash equivalents	$1,289,474	$4,945,726
Accounts receivable, net of allowance for doubtful	12,653	24,077
accounts of $0 in 2019 and 2018
Prepaid expenses and other current assets	39,547	64,863
R&D tax credit receivables	413,841	225,724
NY tax credit receivable	16,150	11,792
Inventories	307,000	292,691
Total Current Assets	2,078,665	5,564,873

Furniture and Equipment:
Furniture & equipment	38,292	38,292
Less: accumulated depreciation	24,294	17,887
Total Furniture and Equipment	13,998	20,405

Other Assets:
Right-of-use lease asset	135,866	218,898
Line of credit origination fees	17,099	17,099
Software as service	7,046,853	3,500,598
Less: accumulated amortization	620,248	229,882
Total Other Assets	6,579,570	3,506,713

Total Assets:	$8,672,233	$9,091,991

The accompanying notes are an integral part of the consolidated financial statements.

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LIABILITIES AND STOCKHOLDERS’ EQUITY

		2018
	2019	As adjusted
Current Liabilities:
Accounts payable	$238,730	$162,988
Contract liabilities	69,656	81,367
Current portion lease liability	80,567	80,497
Accrued payroll and related liabilities	46,330	186,224
Accrued liabilities	76,439	64,883
Pledges payable	225,000	75,000
Total Current Liabilities	736,722	650,959

Long-Term Debt:
Lease liability, net of current portion	60,918	139,806
Pledges payable - long term	-	225,000
Note payable	5,288,146	5,033,333
Total Long Term Liabilities	5,349,064	5,398,139

Stockholders’ Equity:
Common stock, par value $0.0001 per share,
125,000,000 shares authorized,
87,932,825 and 82,481,721 issued and	8,793	8,248
outstanding, respectively
Additional paid in capital	22,680,362	15,841,089
Accumulated deficit	(20,102,708)	(12,806,444)
Total Stockholders’ Equity	2,586,447	3,042,893

Total Liabilities and Stockholders’ Equity:	$8,672,233	$9,091,991

The accompanying notes are an integral part of the consolidated financial statements.

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QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,

		2018
	2019	As adjusted
Revenues:
Product sales, net	$3,454	$74,120
Testing services	51,283	23,516
Grant revenue	316,299	-
Licensing and maintenance services	42,775	18,142
Total Revenues	413,811	115,778
Cost of Products Sold	426,512	192,281
Gross Profit	(12,701)	(76,503)
Sales and Marketing Expenses	1,012,132	717,599
Research and Development Costs	280,879	145,993
Selling and Administrative Expenses:
Charitable contributions	90,035	555,332
Depreciation and amortization	6,407	6,407
Employee benefits and taxes	365,595	216,246
Office expenses	413,167	206,433
Other expenses	190,865	134,237
Professional fees	879,641	228,912
Rent & lease expense	100,568	68,938
Salaries and wages	2,724,030	1,354,718
Stock option compensation	890,578	3,027,124
Travel	307,338	377,705
Total Selling and Administrative Expenses	5,968,224	6,176,052
Loss from Operations	(7,273,936)	(7,116,147)
Other (Expenses) Income:
Toolkit rental income	5,460	-
Interest income	22,787	1
Interest expense	(254,842)	(64,463)
Total Other (expenses) Income	(226,595)	(64,462)
Net loss before income tax	(7,500,531)	(7,180,609)
Income tax benefit	204,267	237,516
Net Loss	$(7,296,264)	$(6,943,093)
Per share data:
Basic and diluted loss
Per common share	$(0.09)	$(0.19)
Shares used in computing net loss per common share:
Basic and diluted	84,183,139	70,063,912

The accompanying notes are an integral part of the consolidated financial statements.

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QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2019 and 2018

	Common Shares	Preferred Shares	Treasury Stock Common Shares	Common Stock Par Value	Preferred Stock Par Value	Treasury Stock (Common)	Additional Paid-in Capital	Accumulated Deficit	Total

Balance, December 31, 2017, As Adjusted	56,586,642	19,194,900	4,270,790	$5,658	$1,919	$(427)	$6,076,119	$(5,863,351)	$219,918

Vested common shares		-	-	-	-	-	-	-	-
Retired treasury stock	(4,270,790)	-	(4,270,790)	(427)	-	427	-	-	-
Exercise stock options ($0.003 per share)	521,602	-	-	53	-	-	1,605	-	1,658
Recapitalization, conversion of preferred shares	19,194,900	(19,194,900)	-	1,919	(1,919)	-	-	-	-
Capital dividend paid	-	-	-	-	-	-	(6,119,942)	-	(6,119,942)
Issuance of common stock, at $1.25 per share	10,449,367	-	-	1,045	-	-	13,060,664	-	13,061,709
Stock option compensation	-	-	-	-	-	-	3,027,124	-	3,027,124
Stock issuance costs	-	-	-	-	-	-	(204,481)	-	(204,481)
Net loss	-	-	-	-	-	-	-	(6,943,093)	(6,943,093)

Balance, December 31, 2018, As Adjusted	82,481,721	-	-	8,248	-	-	15,841,089	(12,806,444)	3,042,893

Exercised stock options ($0.003 per share)	40,000	-	-	4	-	-	116	-	120
Purchase of treasury stock, at $1.25 per share	(40,000)	-	40,000	(4)	-	(4)	(49,996)	-	(50,000)
Retired treasury stock	-	-	(40,000)	-	-	4	-	-	-
Issuance of common stock, at $1.25 per share	4,042,000	-	-	404	-	-	5,052,096	-	5,052,500
Exercised stock options ($0.003 per share)	652,288	-	-	65	-	-	1,893	-	1,958
Exercised stock options ($0.39 per share)	434,816	-	-	44	-	-	169,618	-	169,662
Issuance of common stock, at $2.50 per share	322,000	-	-	32	-	-	804,968	-	805,000
Stock option compensation	-	-	-	-	-	-	890,578	-	890,578
Stock issuance costs	-	-	-	-	-	-	(30,000)	-	(30,000)
Net loss	-	-	-	-	-	-	-	(7,296,264)	(7,296,264)

Balance, December 31, 2019	87,932,825	-	-	$8,793	$-	$-	$22,680,362	$(20,102,708)	$2,586,447

The accompanying notes are an integral part of the consolidated financial statements.

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QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

		2018
	2019	As adjusted
Cash Flows from Operating Activities:
Net loss	$(7,296,264)	$(6,943,093)
Adjustments to reconcile net loss to net cash
used in by operating activities:
Depreciation and amortization	396,773	180,190
Employee stock option compensation	890,578	3,027,124
Changes in income tax credit receivable	(192,475)	(237,516)
Changes in accounts receivable	11,424	6,377
Changes in accounts payable	75,742	67,243
Changes in contract liabilities	(11,711)	67,881
Changes in accrued interest	254,813	33,333
Changes in inventories	(14,309)	(159,622)
Changes in right-of-use lease asset	83,032	(218,898)
Changes in pledges payable	(75,000)	300,000
Changes in lease liability	(78,818)	220,303
Changes in prepaid expenses and other current assets	25,316	(63,363)
Changes in accrued employee benefits	-	(4,230)
Changes in accrued payroll and related liabilities	(139,894)	115,092
Changes in accrued liabilities	11,556	35,629
Cash Used in Operating Activities	(6,059,237)	(3,573,550)
Cash Flows from Investing Activities:
Payments of software development costs	(3,546,255)	(2,766,796)
Cash Used in Investing Activities	(3,546,255)	(2,766,796)
Cash Flows from Financing Activities:
Proceeds from convertible debt	-	5,000,000
Capital dividend paid	-	(2,569,942)
Principal payments on notes payable to related parties, net	-	(500,000)
Proceeds from sale of stock and exercise of options,
net of issuance costs	5,999,240	9,008,887
Purchase of treasury stock	(50,000)	-
Cash Provided by Financing Activities	$5,949,240	$10,938,945

Net Change in Cash	(3,656,252)	4,598,599

The accompanying notes are an integral part of the consolidated financial statements.

8

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,

		2018
	2019	As adjusted
Net Change in Cash:	(3,656,252)	4,598,599

Cash, beginning of year	4,945,726	347,127

Cash, end of year	$1,289,474	$4,945,726

		2018
	2019	As adjusted
Cash paid during the year for:
Interest	$29	$31,130
Income taxes	12,845	99

Non-Cash Investing and Financing Activities:
In 2018 notes payable in the amount of $300,000 were converted into common stock.
In addition $3,550,000 of capital dividend due to preferred stockholders was converted into additional common stock.

The accompanying notes are an integral part of the consolidated financial statements.

9

QUADRANT BIOSCIENCES INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2019 and 2018

A.	Summary of Significant Accounting Policies:

1.	Quadrant Biosciences Inc. (“the Company”,”Quadrant”) is a high-technology company focused on improving life quality through the discovery of epigenetic and functional changes resulting from neurodevelopmental disorders, neurodegeneration and brain trauma. The Company operates primarily in the United States. Markets served include the healthcare, educational institution, and sports management fields.

The Company’s commercial technology results from the translation of basic science developed by the company and in conjunction with academic partners.

Quadrant Biosciences Inc. is the parent company and owns 100% of its subsidiaries, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC, and Quadrant Biosciences Canada Ltd.

Motion Intelligence LLC is a wholly owned subsidiary which sells ClearEdge toolkits to end users utilizing distributors and agents.

Quadrant Epigenetics LLC is a wholly owned subsidiary which will record revenue from epigenetic activities.

Quadrant IP Holdings LLC is a wholly owned subsidiary which houses the Company’s patents.

Quadrant Vision Technologies LLC is a wholly owned subsidiary created to partner with a health provider.

Quadrant Biosciences Canada Ltd is a wholly owned subsidiary created to pay an employee residing in Canada.

2.	Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Motion Intelligence LLC, Quadrant Epigenetics LLC, Quadrant IP Holdings LLC, Quadrant Vision Technologies LLC and Quadrant Biosciences Canada, Ltd. All intercompany balances and transactions have been eliminated in consolidation.

3.	Cash – For the purposes of cash flow disclosures, cash is defined as cash deposited in financial institutions and any investments that mature within three months or less from the initial purchase date.

4.	Furniture and Equipment – Furniture and equipment acquisitions are recorded at cost. Depreciation is computed using the straight-line method based on the expected useful lives of the assets, which range from 5 to 7 years. Expenditures for repairs and maintenance are charged to expense as incurred, whereas major betterments are capitalized. Depreciation expense is included in selling and administrative expenses. Depreciation expense for the years ended December 31, 2019 and 2018 was $6,407, respectively.

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5.	Inventories – Inventories are stated at the lower of cost or market using the average cost method or net realizable value.

Net realizable value is determined as the estimated selling price in the normal course of business minus the cost of completion, disposal and transportation.

6.	Accrued Vacation – Employees are eligible to receive 80 hours paid vacation time after one year of service, after three years of service eligible employees will receive 120 hours paid vacation. During 2019 the vacation policy changed from an accrual policy to a use it or lose it policy. The accrued vacation liability was insignificant at December 31, 2018.

7.	Income Taxes – The Company accounts for income taxes under FASB ASC 740-10. Deferred tax assets and liabilities are based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which are anticipated to be in effect when these differences reverse. The deferred tax provision is the result of the net change in the deferred tax assets and liabilities. A valuation allowance is established when it is necessary to reduce deferred tax assets to amounts expected to be realized. As described in note H the Company has provided a full valuation allowance against its deferred tax assets.

The Company follows FASB ASB 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, it provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company determined it has no uncertain tax positions and therefore no amounts are recorded.

The Company is a certified Start-Up New York business. As such the Company is exempt from New York franchise tax for 10 years due to their Start-Up New York locations.

8.	Research and Development Expenditures – Research and development expenditures of $280,879 and $145,993 for the years ended December 31, 2019 and 2018, respectively, were expensed as incurred.

9.	Accounts Receivable – Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts on an ongoing basis. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Presently no allowance has been established for potential losses. The Company does not have any off-balance-sheet credit exposure related to its customers.

10.	Other Assets – Line of credit origination fees of $17,099 in 2019 and 2018, net of accumulated amortization of $17,099 and $9,571 at December 31, 2019 and 2018, respectively, are being amortized on a straight-line basis over the expected term of the loan, which is 24 months. Amortization expense for the line of credit origination fees for the years ended December 31, 2019 and 2018 was $7,528 and $8,550, respectively.

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11.	Concentration of Business Risk – In 2019 and 2018, all of the Company’s ClearEdge inventory was assembled and shipped by one vendor.

In 2019 and 2018, all of the Company’s Clarifi inventory was purchased from two vendors and held by another two vendors. Product sales were all generated from the sales of ClearEdge Toolkits.

12.	Advertising – The Company expenses all advertising costs. Advertising expenses totaled $965,412 and $682,252 for the years ended December 31, 2019 and 2018, respectively.

13.	Sales Tax – Certain states impose a sales tax on the Company’s sales to nonexempt customers. The Company collects the required sales tax from customers and remits the entire amount to the respective states. The Company’s policy is to exclude the tax collected and remitted from revenues and expenses and record a liability for the tax at the time of invoicing.

14.	Stock-Based Compensation – The Company is accounting for stock options under the provisions of ASC 718 Stock Compensation. For options granted in 2019 and 2018, compensation expense is recognized over the requisite service periods of the option agreements based on their fair value computed under Black-Scholes option-pricing model. See Note H.

15.	Treasury Stock – The Company repurchased common stock shares of 40,000 in the year ending December 31, 2019 at $1.25 per share. During 2019 and 2018, 40,000 and 4,270,790 shares of treasury stock were retired, respectively.

16.	Estimates and Assumptions – Management of the Company uses estimates and assumptions in preparing consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

17.	Shipping Costs – Shipping costs are included in cost of goods sold.

18.	Grant Revenue – The Company evaluates terms and conditions of individual grants to determine whether they meet the characteristics of an exchange transaction or a nonexchange transaction. Revenue from grants that are determined to be exchange transactions are recognized according to ASC 606. Revenue from grants that are nonexchange transactions are recognized over the period of performance, to match the revenue with the related expenses in a systematic manner. In 2019 and 2018, the Company recognized revenue on a grant from National Institute of Mental Health (NIH), which was classified as a nonexchange transaction, of $316,399 and $0, respectively.

19.	Earnings Per Share – The Company presents basic earnings per share (“EPS”), computed based on the weighted average number of common shares outstanding for the period, and when applicable diluted EPS, which gives the effect to all dilutive potential shares outstanding (i.e. options) during the period after restatement for any stock dividends. Loss used in the EPS calculation is net loss for each year. During 2018 a $6,119,942 dividend was paid to the preferred stockholders as an inducement to convert to common shares during a

12

recapitalization and this has been added to Net Loss Available to Common Stockholders to arrive at a total loss of $13,063,035 for purposes of computing per share data. There are outstanding dilutive stock options for the years ended December 31, 2019 and 2018 that were not included in the calculation of fully diluted earnings per share due to being antidilutive.

20.	Impairment of Long-Lived Assets – The carrying values of long-lived assets other than goodwill are generally evaluated for impairment only if events or changes in facts and circumstances indicate that carrying values may not be recoverable. Any impairment determined would be recorded in the current period and would be measured by comparing the fair value of the related asset to its carrying value. Fair value is generally determined by identifying estimated undiscounted cash flows to be generated by those assets. No impairments have been recorded for the years ended December 31, 2019 and 2018.

21.	Software – In accordance with authoritative accounting guidance, costs related to the development of internal use software are evaluated based upon the development stage of the software and expensed or capitalized based upon this evaluation.

Expenses are reviewed on a quarterly basis for inclusion in the software as service capitalization and include but are not limited to software, software subscriptions, consultants, testing materials, sponsored research, legal fees, and salaries for employees based on estimations of time spent in development, design, testing, or otherwise supporting the software as service projects. The capitalized costs are amortized over the estimated lives of the products, which is generally three years. See Note F.

22.	Leases – The Company has recognized right-of-use assets and lease liabilities resulting from operating leases where the Company is the lessee, as described in Notes B and D. The Company has made an accounting policy election to not recognize lease assets and lease liabilities for leases with a term of 12 months or less.

23.	Revenue from Contracts with Customers – All of the Company’s revenue from contracts with customers are in the scope of ASC 606 and are included in revenues on the Consolidated Statement of Operations. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales discounts. The Company recognizes revenue when it satisfies a performance obligation by transferring control of a product or service to a customer. No incremental contract costs are incurred in obtaining contracts.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. See Note C.

B.	Adoption of New Accounting Standard:

On January 1, 2019, the Company adopted ASU 2016-02 “Leases” and all subsequent amendments to the ASU (collectively, “Topic 842”), which create recognition of assets and liabilities that arise from leases. All of the Company’s leases, which consist of the leases of office space, are classified as operating leases and are within the scope of Topic 842. Refer to note D, Operating Lease Commitments for further discussion on the Company’s accounting policies for leases. The Company adopted Topic 842 using a modified retrospective approach. As a result of the adoption, leases with terms in excess of 12 months were recognized on the balance sheet with a right-of-use asset and lease liability. Additionally, certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year consolidated financial statements. The impact on the consolidated financial statements was as follows:

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	2018
	As previously		As
Consolidated Balance Sheet	reported	Adjustments	Adjusted

Right-of-use lease asset	$-	$218,898	$218,898

Total other assets	3,287,815	218,898	3,506,713

Current portion lease liability	-	80,497	80,497

Lease liability, net of current portion	-	139,806	139,806

Accumulated deficit	(12,805,039)	(1,405)	(12,806,444)

Total Stockholders' Equity	3,044,298	(1,405)	3,042,893

Total Liabilities and Stockholders' Equity	8,873,093	218,898	9,091,991

	2018
	As previously		As
Consolidated Statement of Operations	reported	Adjustments	Adjusted

Rent	$67,533	$1,405	$68,938

Loss from Operations	(7,114,742)	(1,405)	(7,116,147)

Net Loss	(6,941,688)	(1,405)	(6,943,093)

C.	Revenue from Contracts with Customers:

Performance Obligations and Significant Judgments

The following is a description of the Company’s performance obligations from contracts with customers accounted for under ASC 606:

ClearEdge toolkit sales – ClearEdge toolkit sales typically consist of toolkits sold to distributors for resale or through agents to healthcare providers and other end users. The toolkit is used to provide end users with access to the Company’s proprietary network through a communications network built into the toolkit. The Company recognizes revenue from toolkit sales in Product sales, net when a customer takes possession of the device. This usually occurs upon shipment of the product. The amount of revenue recognized is net of discounts provided and adjusted for expected returns, which are estimated using the most likely amount method. Estimated returns are $0 for the years ended December 31, 2019 and December 31, 2018, respectively. 40% of the total consideration is due upon placement of the order and the remaining 60% is due upon shipment.

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Credits provided as incentives on toolkit sales – At times, the Company provides credits to certain customers who purchase ClearEdge toolkits to be redeemed for future testing services. The Company allocates a portion of the consideration received from the toolkit sales to these credits based on the observable stand-alone selling price of $1 per credit and allocates the remaining consideration to the toolkit using the residual approach as an estimate of the toolkit’s stand-alone selling price. The amount allocated to the credits is deferred in contract liabilities on the balance sheet and is recognized as revenue when the credits are redeemed for testing services. Revenue is recognized in net product sales.

Testing services – Testing services consist of diagnostic tests and assessments performed by the Company using its ClearEdge technology. The Company recognizes revenue at the time the service is provided. Customers typically prepay for testing services by purchasing credits to be redeemed for future testing services. The credits are deferred in contract liabilities on the balance sheet and recognized as testing services revenue at the time of performance.

Licensing services – Licensing services consist of a license granted to end users in order to access the ClearEdge network, including its database of test results, via the communications interface incorporated into the toolkit. Revenue is recognized on a monthly basis after the month of licensing services are complete.

Maintenance services – Maintenance services consist of an agreement to replace a customer’s toolkit with a replacement unit if the equipment fails to operate in accordance with its performance specifications during the term of the agreement due to ordinary wear and tear or accidental damage. The plan is limited to one replacement unit in any 12-month period and a new unit after 5 years. Revenue is recognized on a monthly basis after the month of maintenance services are complete.

Clarifi tests – In 2019, the Company launched Clarifi, a new clinically-validated saliva test aiding in the diagnosis of autism spectrum disorder. The Company recognizes revenue at the time the test results are delivered to the customer. Customers prepay for the test upon submitting the saliva sample. The payments are deferred in contract liabilities on the balance sheet and recognized as Clarifi tests revenue at the time of performance. As of December 31, 2019, no test results have yet been delivered to the customer.

Disaggregation of Revenues

The following table presents the Company’s sources of net revenues, disaggregated by major product and service lines, and timing of revenue recognition for the year ended December 31,

15

		2018
Major products/service lines	2019	As adjusted

ClearEdge toolkit sales	$3,454	$74,120
Testing services run on ClearEdge platform	51,283	23,516
Licensing and maintenance services	42,775	18,142
	$97,512	$115,778

		2018
Timing of revenue recognition	2019	As adjusted

Transferred at a point in time	$54,737	$97,636
Transferred over time	42,775	18,142
	$97,512	$115,778

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers as of December 31,

		2018
	2019	As adjusted
Receivables, which are included in “Accounts receivable”	$3,373	$22,865

Contract liabilities	69,656	81,367

Full payment on toolkits is due at the time of shipment. Receivables represent Quadrant’s unconditional rights to such consideration. Contract liabilities represent advance consideration received from customers for test runs. Customers typically prepay for test runs. At the time of payment, such customers receive credits to use at their discretion.

As of December 31, 2019, all payments received for the Clarifi tests, totaling $2,967, are included in contract liabilities on the balance sheet.

Significant changes in the contract liabilities balances during the period are as follows:

		2018
	2019	As adjusted
Revenue recognized that was included in
the contract liability balance at the beginning
of the period	$54,737	$13,486

Increases due to cash received, excluding
amounts recognized as revenue during the
period	(43,026)	(94,853)

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Allocation of Transaction Price to Remaining Performance Obligations

Estimated revenues expected to be recognized in the future relating to performance obligations that are unsatisfied (or partially satisfied) as of December 31, 2019 and 2018 are $69,656 and $81,367, respectively. Unsatisfied (or partially satisfied) performance obligations mainly consist of testing services redeemable from credits provided as incentives on toolkit sales and prepaid credits. The Company recognized all of the revenue from remaining performance obligations as of December 31, 2018 in 2019 and expects to recognize all revenue from remaining performance obligations as of December 31, 2019 in 2020.

D.	Operating Lease Commitments:

The Company has entered into a number of lease arrangements. Specifically, operating leases for office space have been entered into in Ithaca and Syracuse, NY and San Antonio, TX.

In addition, the Company has elected the short-term lease practical expedient related to office space rentals. Two of the Company’s office space leases include optional renewal periods. The Company does not consider these additional renewal periods to be reasonably certain of being exercised, as comparable locations could be identified within the same trade areas for comparable lease rates.

The provisions of the Company’s leases include both fixed rental payments and lease payments that increase at pre-determined dates. While the majority of the Company’s leases are gross leases, there is a lease where separate payments are made to the lessor based on the pro-rata share of operating expenses including real property taxes, insurance and common area maintenance expenses. The Company has elected the practical expedient not to separate lease and non-lease components for all office space leases.

During the years ended December 31, 2019 and 2018, rent expenses were recognized associated with operating leases as fixed rent expense of $89,369 and $39,826 respectively.

Amounts recognized as right-of-use assets related to operating leases are included in other assets, while related lease liabilities are shown as current liabilities and long-term debt. As of December 31, 2019 and 2018, right-of-use assets and lease liabilities relating to operating leases were as follows:

		2018
	2019	As adjusted
Operating lease right-of-use assets	$135,866	$218,898
Operating lease liabilities
Current portion of long-term debt	80,567	80,497
Long-term debt	60,918	139,806

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During the years ended December 31, 2019 and 2018, the Company had the following cash and non-cash activities associated with operating leases:

		2018
	2019	As adjusted
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from
operating leases	$83,369	$39,826

No non-cash activity during the period

The future minimum annual payments due under operating leases as of December 31, 2019 are as follows:

2020	$88,987
2021	69,901
$158,888

As of December 31, 2019, and 2018, the weighted-average remaining lease term for all operating leases is 1.75 and 2.75 years, respectively.

Because the Company does not have access to the rate implicit in the lease, the incremental borrowing rate is utilized as the discount rate. The weighted average discount rate associated with operating leases as of December 31, 2019 and 2018 is 4.44% and 4.43%, respectively.

E.	Inventories:

Inventories consisted of the following:

			2018
		2019	As adjusted
Clarifi
	Inventory	$144,809	$130,500
ClearEdge
	Raw materials	95,851	95,851
	Finished goods	66,340	66,340
		$307,000	$292,691

F.	Software as Service:

The Company capitalized software costs of $3,546,255 and $2,766,796 for the years ended December 31, 2019 and 2018, respectively.

The Company amortized $382,838 and $165,233 of capitalized costs for the years ended December 31, 2019 and 2018, respectively. The Company has software development costs of $2,423,991 for which amortization has not started as the software as not yet been place in service for the year ended December 31, 2019. Amortization expense is included in cost of goods sold. Future amortization for assets placed in service will be $1,485,980, $1,375,825, and $1,158,220 for 2020, 2021, and 2022, respectively.

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G.	Common and Preferred Stock:

In January 2018, the Company amended its certificate of incorporation to authorize 32,000,000 shares in common stock with a par value of $0.0001 per share, and 6,700,000 shares of Series A Preferred Stock with a par value of $0.0001 per share.

In February 2018 the Company effected a 3.136 for 1 stock split. To effect the split, the Company’s authorized $0.0001 par value common stock and $0.0001 par value preferred stock were increased from 32,000,000 to 100,366,300 and from 6,700,000 to 21,014,200, respectively. The stock split is shown retrospectively on the consolidated balance sheets and consolidated statements of stockholders’ equity.

During 2018, the Company approved a plan of recapitalization under which all of the previously issued shares of preferred stock were converted into shares of common stock and the Company canceled the former class of preferred stock. As an inducement for preferred shareholders to voluntarily convert the convertible preferred stock to common stock the Company declared an extraordinary dividend in an aggregate amount of approximately $0.32 per share, or $6,119,942.

As a result of the transactions, the shares of former Preferred Stock were eliminated and were reduced by $1,919 for the 19,194,900 shares that were converted.

In December 2018, the Company amended its certificate of incorporation to authorize 125,000,000 shares of common stock with a par value of $0.0001 per share. The additional shares were authorized to reserve for issuance of shares for the potential conversion of a convertible note.

H.	Stock Option Plan:

Under the Company’s 2016 Equity Incentive Plan (the Plan), the Company, at the discretion of the board of directors, may issue stock awards for shares of the Company’s common stock. The board may, in its discretion, determine restrictions and conditions on the exercisability of the stock options and stock purchase rights. No option shall be exercisable after expiration of ten years from the date it was granted. Shares issued for exercised options are newly-issued from shares authorized.

The price of common stock covered by any option granted under the Plan shall be determined by the board at the time such option is granted, provided, however, that in the case of incentive stock options the option price shall not be less than the fair market value of the common stock on the date of grant. No options have been granted for less than 100% of the fair market value of common shares at the date of option grant.

Vesting periods for these awards generally range from under one year to three years.

The fair value of the awards is determined and fixed on the grant date based on the Company’s most recent stock valuation report. The stock valuation report is a 409A estimation of fair value report prepared by a qualified outside party. The traditional valuation techniques and methodologies used in determining the fair market value included market, income and cost valuation approaches. Changes in the assumptions made in the valuation may contribute to significant changes in the fair market value of the underlying stock during the period. This estimation of fair value is considered highly complex and subjective.

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The Company’s calculation for the stock awards under its stock-based compensation arrangements was made using the Black-Scholes model with the following assumptions:

		2018
	2019	As adjusted
Dividend yield	0%	0%
Volatility	50.00%	50.00%
Discount rate	3.03%	1.92%
Expected life	5.77	5 - 5.77 years
Fair value of common stock per share	$1.25	$1.22
Expected rate of forfeitures	0.00%	6.00%

Management has estimated forfeitures at 6% during 2018 based on knowledge of the circumstances of the company and its employees. During 2019 management has changed it’s policy to account for forfeitures as they occur. Total compensation cost related to nonvested awards not yet recognized is $2,203,849 as of December 31, 2019. It is expected to be recognized over the weighted-average period of 2.006 years. Stock option compensation of $890,578 and $3,027,124 was recognized for the years ending December 31, 2019 and 2018, respectively.

A summary of the status of the Company’s stock option plan as of December 31, 2019 is presented below:

Fixed Options	Shares	Weighted Average Exercise Price
January 1, 2018	8,044,978	$0.003
Granted	18,333,135	0.390
Exercised	(521,602)	0.003
December 31, 2018	25,856,511	0.277
Granted	6,332,930	1.25
Forfeited	(4,739,647)	0.368
Exercised	(1,127,104)	0.152
December 31, 2019	26,322,690	0.456

Exerciseable:
December 31, 2019	19,484,429

Weighted average fair value of options
granted in 2019	$1.25

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I.	Income Taxes:

The components of the benefit for income taxes in the accompanying consolidated statements of operations are as follows:

		2018
	2019	As adjusted
Current:
Federal	$188,117	$225,724
State	16,150	11,792
Tax benefit	$204,267	$237,516

The components of the benefit for income taxes differs from the amount that would result from applying the federal statutory rate for the years ended December 31, 2019 and 2018 as follows:

	2019		2018 As adjusted
	Amount	%	Amount	%
Statutory tax rate	$(1,901,010)	25.3%	$(1,053,963)	21.0%
Valuation allowance change	1,705,054	-22.7%	1,025,816	-20.4%
Permanent differences	195,956	-2.6%	28,147	-0.6%
	$-	0%	$-	0%

The temporary differences which give rise to deferred tax assets and (liabilities) at December 31 are as follows:

		2018
	2019	As adjusted
Accelerated depreciation	$(1,604)	$(2,133)
Other assets	(1,803,818)	(915,890)
Charitable contribution carryovers	91,638	56,981
Stock option compensation	500,686	825,599
Research and development tax credit carryforward	52,882	52,882
NOL carryforward	6,176,564	3,293,855
Valuation allowance	(5,016,348)	(3,311,294)
Net deferred tax position	$-	$-

The increase in the valuation allowance was approximately $1,705,000 and $1,025,000 for the years ended December 31, 2019 and 2018, respectively.

As required by FASB ASC 740 the Company has evaluated the positive and negative evidence bearing upon the realization of its net deferred tax assets. The Company has determined that, at this time, it is more likely than not that the Company will not realize all of the benefits of federal and state net deferred tax assets, and, as a result, a valuation allowance was established. The research and development tax credit carryforwards and NOL carryforwards generated through December 31, 2019, of approximately $53,000 and $22,950,000, respectively, expire at various time through 2038. The company has recorded income tax credit receivable amounts of $204,267 and $237,516 for the years ending December 31, 2019 and 2018, respectively. These credits consist of $188,117 and $225,724 of federal research and development credits which the Company as a qualified small business elected as a payroll tax credit, and $16,150 and $11,792 from New York State QETC employment credit. Pursuant to the ACT, any of the Company’s newly generated Federal NOL carryforwards can be carried forward indefinitely, while being limited to 80% of taxable income (determined without regard to the deduction). The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2016 through December 31, 2019. The Company has no uncertain tax positions. As of December 31, 2019, and 2018 there is no accrual for interest or penalties related to uncertain tax positions.

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J.	Pension Plan:

The Company utilize the Pinnacle Employee Services, LLC 401(k) and profit sharing plan, as all employees of Quadrant Biosciences Inc. are provided through Pinnacle Employee Services, LLC. All employees are eligible to participate. Employees receive a 3% non-elective company contribution after 90 days of employment. Company contributions totaled $51,860 and $52,856 for the years ended December 31, 2019 and 2018, respectively.

K.	Line of Credit:

In November 2017 the Company obtained a line of credit with a borrowing capacity of $1,250,000, at an interest rate of Bank Prime plus 1.125%. The interest rate at December 31, 2019 and 2018 was 5.875% and 6.625%, respectively. The line of credit had a zero balance at December 31, 2019 and 2018.

This line of credit has been secured by all the business assets of the Company and certain of the personal assets of Richard Uhlig, the Company’s Chairman and CEO. As compensation, Richard Uhlig received 6,480,683 stock options in 2018 with a value of $1,555,364 based on the Black-Scholes model calculation.

L.	Long-Term Debt:

Long-Term debt consists of the following as of December 31:

		2018
	2019	As adjusted
Loan from VEP Biotech Ltd, with a maturity date of October 2023, an interest rate of 5%, and no required payment of principal or interest until maturity.	$5,288,146	$5,033,333
	5,288,146	5,033,333
Less: current portion	-	-
	$5,288,146	$5,033,333

Future minimum annual debt payments are as follows:
2020	$-
2021	-
2022	-
2023	5,288,146
	$5,288,146

Accrued interest included in the outstanding loan balance due VEP Biotech, Ltd., was $254,813 and $33,333 for the years ending December 31, 2019 and 2018, respectively.

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In 2017, the Company entered into an $800,000 consortium loan agreement with several members of the Board of Directors, including Richard Bongo, Wade West, Ira Fedder, Andrew Rock and Mary Ann Tyszko. The terms of this consortium loan provided for monthly interest only payments at WSJ Bank Prime plus 1.125% through December 2020 with a balloon payment of the remaining principal balance. This loan was paid in full in 2018. In aggregate, these Directors received 4,077,372 stock options in 2018 as compensation for their participation in the consortium loan agreement with a value of $98,569 based on the Black-Scholes model calculation.

During 2018, notes payable to related parties were settled via $500,000 in net repayments, and a $300,000 conversion of remaining balance due to 240,000 shares of common stock. As the conversion did not use cash, it has been excluded from the consolidated statements of cash flows.

M.	Pledges Payable:

The Company pledged contributions to Autism Speaks, a 501(c)(3) not-for-profit corporation dedicated to promoting solutions, across the spectrum and throughout the life span, for the needs of individuals with autism and their families. The total pledged contribution is $350,000. The remaining balance on the pledge includes $100,000 due on or before February 28th, 2020, and $125,000 due on or before August 31st, 2020.

N.	Concentration of Credit Risk:

The Company may, at times, have cash on deposit in financial institutions in excess of FDIC or NCUA insured amounts.

O.	Reclassification:

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes in order to conform with the presentation in the current year consolidated financial statements.

P.	Industry Segment Data:

The Company’s primary business segments involve the operation of Quadrant Biosciences Inc and Motion Intelligence LLC. Quadrant Biosciences Inc researches, designs, and develops technological tools to identify epigenetic and functional disorders resulting from neurodegeneration and brain trauma. Motion Intelligence sells and operates toolkits, testing and licensing services.

Q.	Legal Matters:

None.

R.	Liquidity:

Over the past several years, the Company’s cash flow has been funded primarily through private equity investors. As of December 31, 2019, and 2018, the Company had approximately $1,290,000 and $4,946,000, respectively, of unrestricted cash. During December 2019 the company issued 322,000 shares at a share price of $2.50 per share, generating proceeds of approximately $805,000.

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The Company is in its product launch stage and has experienced recurring negative cash flows from expenses related to research and product development along with other normal business expenses associated with bringing the product to market. Although the Company has received approximately $2.3 million in National Institute of Health (NIH) Grants to cover further Autism Spectrum Disorder (ASD) research by several sub-award Universities, the Company sponsors additional out of pocket expense beyond the scope of these grants and in other neurological areas as it looks to expand its product line. These expenses contributed to the accumulated deficits experienced by the Company. The Company has launched its ASD product in December 2019 and expects to begin to recognize revenue through product sales.

As of December 31, 2019, the Company had a $1.25 million line of credit available to assist in addressing any cash requirements before the next capital raise or until revenue from product sales are realized.

Given the Company’s early stage, the spending on critical areas of business and new product development may necessitate an ongoing requirement for additional capital investment. The Company expects that it may need to raise additional capital to accomplish its business plan over the next several years. The Company expects to seek to obtain additional funding through public as well as private equity; however, there is significant uncertainty as to the availability of required financing or terms thereupon. Management believes in its ability to continue to successfully raise equity capital and generate revenue to fund its growth plans and is confident that its strong investor base will continue to support the Company in the event that future equity financing may be necessary.

S.	Subsequent Events:

On February 10, 2020 Quadrant completed its most recent raise that started in December 2019. The total raise was 1,024,100 shares at $2.50 per share or $2,560,250. Of the 1,024,100, 322,000 shares or $805,000 is reported in the 2019 financials and 702,100 shares or $1,755,250 occurred after December 31, 2019 and is considered a subsequent event.

In March 2020 the Company was approved by the SEC for a Regulation A Offering of 5,000,000 Shares, at $3.00 per share. As of April 10, 2020, 104,843 shares for $314,529 have been subscribed, but not issued.

In March 2020, the Company drew $500,000 on their line and credit and removed the personal assets of Richard Uhlig, the Company’s Chairman and CEO as security, effectively lowering the maximum limit to $500,000. The Company can raise this back to $1,250,000 by posting additional collateral.

Subsequent to December 31, 2019, local, U.S., and world governments have encouraged self-isolation to curtail the spread of the global pandemic, coronavirus disease (COVID-19), by mandating temporary work stoppage in many sectors and imposing limitations on travel and size and duration of group meetings. Most industries are experiencing disruption to business operations and the impact of reduced consumer spending. In addition, global markets have seen significant declines. There is unprecedented uncertainty surrounding the duration of the pandemic, its potential economic ramifications, and any government actions to mitigate them. As of April 10, 2020, the Company is pursuing relief through Federal stimulus programs, such as its Paycheck Protection Program and Economic Injury Disaster Loan program to lessen the financial burden of the crisis. Accordingly, while management cannot quantify the financial and other impacts to the Company as of April 10, 2020, there is a reasonable possibility that the impact on the Company's financial position and results of future operations could be material. The Company has evaluated subsequent events through April 10, 2020, the date which the financial statements were available for issue.

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Due to these uncertainties, the Company has taken some decisive proactive steps to protect itself. Middle managements salaries have been reduced by 10% and senior management took between 25%-75% salary reductions. These above items amount to a $1,077,700 annualized cost savings or approximately 31% per annum. The salary reductions will be accrued to employees and paid out when and in a manner determined appropriate by management.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Syracuse, New York, on May 27, 2020.

QUADRANT BIOSCIENCES INC.

BY	/s/ Richard Uhlig
Name: Richard Uhlig
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Richard Uhlig	Date: May 27, 2020
Richard Uhlig
Chief Executive Officer, Chairman

/s/ Richard Bongo	Date: May 27, 2020
Richard Bongo
Chief Financial Officer, Principal Accounting Officer, Director

/s/ James Croke	Date: May 27, 2020
James Croke
General Counsel, Director

/s/ Wade West	Date: May 27, 2020
Wade West
Executive Vice President, Director

/s/ Peter Cohen	Date: May 27, 2020
Peter Cohen
Director

/s/ Ira Fedder	Date: May 27, 2020
Ira Fedder MD
Director

/s/ Andrew Rock	Date: May 27, 2020
Andrew Rock
Director

/s/ Mary Ann Tyszko	Date: May 27, 2020
Mary Ann Tyszko
Director

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